

November 24, 2010

Ms. Judith C. Norstrud
Chief Financial Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

> **Re:** **Dais Analytic Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-53554**

Dear Ms. Norstrud:

We have reviewed your response letter dated October 25, 2010 and have the following comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements, page 3

Note 3. Significant Accounting Policies – Revenue Recognition, page 7

1.   We note your response to prior comment five from our previous letter dated September 27, 2010. We remind you to revise future filings to clarify that your revenue recognition policies for Genertec America, Inc. and CAST Systems Control Technology Co., Ltd are the same as your policy for other customers, as indicated in your response. We also remind you to revise future filings to disclose the reasons for increases in accounts receivable/days outstanding and your basis for assessing collectability, as also indicated in your response.

Note 4. Notes Payable, page 10

2.   We note your response to prior comment three from our previous letter dated September 27, 2010. We remind you to revise future filings to provide the information in your response. Additionally, please tell us and clarify in future filings, when each group of warrants were issued.

Note 6. Stock Options and Warrants, page 12

3. We note your response to prior comment four from our previous letter dated September 27, 2010. Please further clarify for us the specific terms of the anti-dilution provisions in the warrants and your analysis of these provisions under ASC 815-40-15-7.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
Results of Operations, page 17
Summary of Nine Months Ended September 30, 2010, page 18

4. We note your response to prior comment one from our previous letter dated September 27, 2010. We remind you to revise future filings to quantify the factors you identify that impacted your results.

Liquidity and Capital Resources, page 19
Statements of Cash Flows, page 20

5. In future filings, please disclose, quantify and explain the reasons for any significant changes in your working capital items during each period.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

    You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                            Sincerely,

                                            John Cash
                                            Accounting Branch Chief